

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 11, 2017

Eduardo Espinosa
Position Holder Trustee and Manager of the IRA Partnership
Life Partners Position Holder Trust
Life Partners IRA Holder Partnership, LLC
1717 Main Street, Suite 4200
Dallas, Texas 75201

> **Re: Life Partners Position Holder Trust**
> **Registration Statement on Form 10-12G**
> **Filed May 2, 2017**
> **File No. 000-55783**
> **Life Partners IRA Holder Partnership, LLC**
> **Registration Statement on Form 10-12G**
> **Filed May 2, 2017**
> **File No. 000-55784**

Dear Mr. Espinosa:

Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations under that Act, and the requirements of the form. Specifically, you have not provided the financial statements required by Item 13 of Form 10. We will not perform a detailed examination of the registration statement and we will not issue comments.

This registration statement will become effective on July 1, 2017. If the registration statement were to become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission. We suggest that you consider filing a substantive amendment correcting the deficiencies before it becomes effective.

Please contact Johnny Gharib at (202) 551-3170 or Mary Beth Breslin at (202) 551-3625 with any questions.

Division of Corporation Finance
Office of Healthcare and
Insurance

cc: Robert B. Murphy, Esq.